2728 N. Harwood Street Suite 500 Dallas, TX 75201	214.745.5400 OFFICE 214.745.5390 FAX winstead.com

August 15, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackboxstocks Inc.

Form 10-K for the fiscal year ended December 31, 2023

File No. 001-41051

Ladies and Gentlemen:

On behalf of Blackboxstocks Inc. (the “Company”), we hereby respond as follows to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 7, 2024, relating to the above-referenced Annual Report on Form 10-K (the “Annual Report”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Annual Report. For the Staff’s convenience, we have recited the comments in the Staff’s letter below in italics, and set forth the Company’s responses in regular font immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2023

General

1.

We note your active solicitation of the public to use your product to effect customer securities transactions through your platform and that you provide certain analytics, including your GoNoGo Trend® indicator, that appear to advise investors on the merits of particular trades. Please provide a detailed analysis of why you are not required to register as a broker under the Securities Act of 1934.

Response: Under Section 15(a)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), unless an exception is available, it is generally unlawful for a “broker” or a “dealer” to make use of the mails or any means or instrumentality of interstate commerce to effect any transactions in, or to induce or attempt to induce the purchase or sale of, any security (with certain exceptions), unless the broker or dealer is registered with the Commission.1 Section 3(a)(4) of the Exchange Act defines a “broker” as “any person engaged in the business in the business of effecting transactions in securities for the account of others.”2 The definition focuses on three elements such that a broker must: (i) be “engaged in the business,” (ii) of “effecting transactions in securities,” (iii) “for the account of others.”3 Often, courts apply a “facts and circumstances” analysis in evaluating whether a person has acted as a broker, with no single element being dispositive.4 The Company has outlined below the reasoning for its good-faith belief that it does not meet the definition of a “broker,” and thus, is not required to register as such under the Exchange Act.

1 Exchange Act § 15(a)(1).
2 Exchange Act § 3(a)(9).
3 Robert L.D. Colby, Lanny A. Schwartz and Zachary J. Zweihorn, What Is a Broker-Dealer? in Broker-Dealer Regulation § 2:2.1 (Clifford E. Kirsch ed., 2020).
4 Id.

“Engaged in the Business”

This element has been interpreted by courts to suggest a certain “regularity” of participation in purchasing and selling activities rather than a few isolated transactions, with two important factors to consider when determining such “regularity of business”: (i) the number of transactions and clients, and (ii) the dollar amount of securities sold.5 The Company itself does not participate in any purchasing and selling activities on behalf of investors or issuers. Rather, the Company serves as a subscription-based financial technology platform that offers real-time proprietary analytics, stock and options news, and other educational materials. In other words, the Company does not participate in purchasing and selling activities, but rather, makes financial data available to persons who may decide to purchase or sell securities. Therefore, the Company does not participate in and is not engaged in the business of purchasing and selling activities for its subscribers.

In addition, courts and the Commission have identified other factors which indicate that a person is “engaged in the business,” including (i) receiving transaction-related compensation, (ii) holding oneself out as a broker, as executing trades, or as assisting others in settling securities transactions, and (iii) soliciting securities transactions (including advertising).6 In the Commission’s no-action guidance and enforcement actions, receiving commissions or transaction-related compensation (i.e., compensation based, directly or indirectly, on the size, value or completion of any securities transactions) is one of the determinative factors in deciding whether a person is a “broker.”7 First, the Company does not receive any such transaction-related compensation. The Company employs a subscription-based Software as a Service business model in which subscribers pay a set fee for monthly or yearly subscriptions to the Company’s software platform which is not in any way based upon the size, value or completion of any subscriber’s transactions in securities. If any subscriber wishes to complete a securities transaction based on the information provided by the Company’s software platform, the subscriber must do so through a stock broker or otherwise outside of the Company’s platform, and the Company receives no compensation based on any such securities transaction. Second, the Company does not hold itself out as a broker, as executing trades, or assisting others in settling securities transactions. Rather, the Company maintains trading integrations with the online brokerages E*Trade and TradeStation which allow the Company’s subscribing members to execute trades through E*Trade or TradeStation via a link from the Company’s platform interface. The trades themselves are executed by and through the brokers trading platforms, and the Company simply integrates access to such brokerages within its platform. Finally, the Company does not solicit securities transactions. Rather, the Company’s platform is comprised solely of stock and options trading analytics, and educational programs and resources.

Because the Company does not satisfy any of the factors outlined above, the Company believes that it does not meet the “engaged in the business” element in the definition of “broker” under the Exchange Act.

“Effecting Transactions in Securities”

According to courts and the Commission a person “effects transactions in securities” if the person participates in such transactions “at key points in the chain of distribution.”8 Such participation may include, a number of activities varying in level of importance.

Stronger indicators include (i) assisting an issuer to structure prospective securities transactions, (ii) soliciting securities transactions (including advertising), and (iii) taking, routing, or matching orders, or facilitating the execution of a securities transaction.9 The Company does not assist issuers in structuring prospective securities transactions. As stated above, the Company does not solicit securities transactions, but rather, maintains a platform comprised solely of stock and options trading analytics, and educational programs and resources. Finally, the Company does not take, route, or match orders or facilitate the execution of securities transactions. Moderate indicators include (iv) helping an issuer to identify potential purchasers of securities and (v) handling customer funds or securities, neither of which are services offered or undertaken by the Company.10 Weaker indicators include (vi) making evaluations as to the merits of an investment or giving advice and (vii) preparing and sending transaction confirmations (other than on behalf of a broker-dealer that executes trades).11 While the Company does provide stock and options trading analytics through features such as real-time proprietary alerts, stocks and options scanners, financial news, institutional grade charting and proprietary analytics to its users, the Company does not make evaluations as to the merits of an investment or give advice to its customers. The Company’s features simply display financial information to the users which the users must then use to make their own investment decisions. For example, the Commission noted the “GoNoGo Trend® indicator, that appear[s] to advise investors on the merits of particular trades.” This feature is a non-exclusive, licensed product that has been integrated into the Company’s software platform that displays a color-coded system regarding the strength of a stock’s momentum using multiple technical indicators. As stated on the Company’s website, a subscriber’s use of this indicator is not as simple as buying or selling when a specific color appears and should be used in combination with other indicators for more informed trading decisions. In addition, the Company does not prepare or send transaction confirmations as such confirmations are handled by online brokerages (i.e., E*Trade and TradeStation). Other indicators include (viii) screening potential participants in a transaction for creditworthiness and (xi) negotiating between the issuer and the investor.12 The Company does not offer any products or services related to creditworthiness or negotiation between issuers and investors.

5 See Robert L.D. Colby, Lanny A. Schwartz and Zachary J. Zweihorn, What Is a Broker-Dealer? in Broker-Dealer Regulation § 2:2.4 (Clifford E. Kirsch ed., 2020) (and the sources cited therein).
6 Id.
7 See Robert L.D. Colby, Lanny A. Schwartz and Zachary J. Zweihorn, What Is a Broker-Dealer? in Broker-Dealer Regulation § 2:2.6 (Clifford E. Kirsch ed., 2020) (and the sources cited therein).
8 See Robert L.D. Colby, Lanny A. Schwartz and Zachary J. Zweihorn, What Is a Broker-Dealer? in Broker-Dealer Regulation § 2:2.2 (Clifford E. Kirsch ed., 2020) (and the sources cited therein).
9 Id.

10 Id.
11 Id.
12 Id.

Many of the factors listed above are not in themselves sufficient to trigger broker registration, but rather indicate broker activity in conjunction with other criteria, especially the presence of transaction-related compensation.13 As stated above, the Company earns money through set monthly or annual customer subscription fees as opposed to transaction-related compensation, and because the Company does not satisfy the factors listed above, the Company does not believe it meets the “effecting transactions in securities element” in the definition of “broker” under the Exchange Act.

“For the Account of Others”

In order to be considered a “broker,” a person must be in the business of effecting transactions in securities for others, not itself.14 The Company does not have any authority or control over the securities accounts of its subscribers.

Based upon the foregoing analysis it is clear that the Company is not a broker and therefore is not required to register as such under the Exchange Act.

2.

Please provide a comprehensive legal analysis regarding whether the Company (or any of its subsidiaries) currently meets the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “1940 Act”) or met such definition at any point during the most recent 12 fiscal quarters. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

Response: The Company is not an investment company under Section 3(a)(1)(A) of the 1940 Act because it is not, and does not hold itself out as being, primarily engaged in the business of investing, reinvesting, or trading in securities.

The 1940 Act contains two primary tests for identifying an investment company, both of which must be considered independently. The Company could be deemed an investment company under Section 3(a)(1)(A) if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Alternatively, the Company could be deemed an investment company under Section 3(a)(1)(C) if it is engaged in, or proposes to engage in, the business of investing, reinvesting or trading in securities and owns, or proposes to acquire, “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of cash items and government securities) on an unconsolidated basis.

13 Id.
14 Robert L.D. Colby, Lanny A. Schwartz and Zachary J. Zweihorn, What Is a Broker-Dealer? in Broker-Dealer Regulation § 2:2.5 (Clifford E. Kirsch ed., 2020) (and the sources cited therein).

Sections 3(b) and 3(c) of the 1940 Act, as well as certain rules promulgated under these and other provisions of the 1940 Act, provide certain exclusions or exceptions from the foregoing definitions. Notably, Section 3(b)(1) contains one of the many statutory exceptions to the definition of “investment company.” That section states that, notwithstanding Section 3(a)(1)(C), “[a]ny issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities” is not an investment company within the meaning of the 1940 Act.

Whether an issuer is engaged primarily in the “business of investing, reinvesting, or trading in securities” under Section 3(a)(1)(A) or is primarily engaged in a “business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities” under Section 3(b)(1) is in each case largely a factual question, and the answer depends upon the actual business activities of the issuer.15 The primary test to determine whether an issuer is “primarily engaged” in a business for purposes of Section 3(a)(1)(A) and Section 3(b)(1) is the five-factor analysis (the “Tonopah Factors”) described in Tonopah Mining Corp. of Nevada, 26 S.E.C. 426 (1947) (hereinafter “Tonopah”), with an emphasis on how a reasonable investor would view the issuer when considering the totality of such factors.16 Specifically, the Tonopah Factors require analysis of (1) an issuer’s historical development, (2) its public representations of policy, (3) the activities of its officers and directors and, most importantly, (4) the nature of its present assets and (5) the sources of its present income. The Company believes that an analysis of each of these factors demonstrates that the Company does not fall within the definition of an investment company under Section 3(a)(1)(A) and that it is able to rely on Section 3(b)(1), separate and apart from the analysis of the Company under Section 3(a)(1)(C).

As requested, the Company has set forth below its analysis of each of the Tonopah Factors as follows:

Historical Development. Since December 1, 2015, the Company has engaged either directly, and beginning in 2024, indirectly through its sole wholly owned operating subsidiary, Blackbox.io Inc., in the business of developing and operating a financial technology platform with integrated analytical tools. The Company has, during such period, consistently developed and operated its platform on which subscribers can obtain access to data, utilize software tools and engage in educational livestreaming, access a wide array of video and graphic content, and participate in community events and discussions. Among other steps the Company has taken in furtherance of its business, the Company has engaged in research, development and marketing of its proprietary technology, platform and related services; made its platform available online to retail subscribers for set monthly and/or annual fees; and supported technology initiatives that are consistent with its commercial purposes. Revenues from the Company’s business have been primarily derived from subscription and licensing of its software. The history of the Company demonstrates the Company has had primary, significant, consistent and continuous commercial business operations other than trading and investing in securities.

Public Representations of Policy. Since December 1, 2015, the Company has never represented that it is involved in any business other than the development and operation of its platform, related analytical tools and promotion of such platform to its subscribers. The Company has consistently stated in its filings with the Commission, press releases, other public statements, website, and advertising and marketing materials that it is “a financial technology and social media hybrid platform offering real-time proprietary analytics and news for stock and options traders of all levels.” The Company does not make public representations regarding its investment securities except as required by its obligation to file periodic reports to comply with federal securities laws, and the Company has consistently emphasized operating results and has never emphasized either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. In addition, investors and the investment media outlets do not evaluate the Company based on its underlying securities positions. Instead, research reports and analysis of the Company focus on its financial results from its ongoing operations and the success of its platform and subscription revenue. Moreover, in connection with prior financing transactions, the Company has specifically noted to investors that it intends to use the proceeds from such transactions to finance its operations and grow its business, not for investing, reinvesting, owning, holding, or trading in securities. For example, in connection with its initial public offering, the Company disclosed in its prospectus that it intended to use net proceeds from the offering together with existing cash, to “further develop our Blackbox System platform, expand our product offerings, fund marketing efforts to grow our subscriber base, as well as for general and administration expenses and other general corporate purposes.”

15 See M.A. Hanna Co., Investment Company Act Release No. 265, 10 S.E.C. 581, 583 (Nov. 25, 1941); see also SEC v. Fifth Ave. Coach Lines, Inc., 289 F. Supp. 3, 28 (S.D.N.Y. 1968), aff’d, 435 F.2d 510 (2d Cir. 1970).
16 See also, SEC v. National Presto Industries, Inc., 486 F.3d 305 (7th Cir. 2007) (hereinafter “Presto”) and SEC v. Fifth Avenue Coach Lines Inc., 435 F.2d 510 (2d Cir. 1970) (hereinafter “Fifth Avenue Coach Lines”).

Activities of Officers and Directors. The Company’s officers and directors spend substantially all of their time managing the Company’s business of developing and operating its platform, related analytical tools and promotion of such platform to its subscribers. As of March 28, 2024, the Company had ten full-time employees and utilized eighteen contract workers that primarily serve as moderators on our Blackbox System platform or developers. No employee of the Company has investing responsibilities as their primary job description. All of the Company’s and its subsidiaries’ officers, directors, and employees devote substantially all of their time to activities related to its operating business, including building, developing, marketing, and selling the Company’s platform; and providing support to its employees conducting these activities.

Nature of Assets and Sources of Income. With respect to the nature of the Company’s assets, investments in marketable securities in 2021 and 2022 were in excess of 40% of total assets. Marketable securities at December 31, 2021 were $8,015,882 or 71.9% of total assets. At December 31, 2022, marketable securities were $3,216,280 or 74.2% of total assets. Such assets consisted of primarily of two ETF’s managed by Lord Abbett whose underlying securities consisted of short term corporate and government notes, designed to earn modest returns on the proceeds from its initial public offering at a time when banks offered little or no return on cash. With the exception of an investment into Evtec Group Limited, which was negotiated in contemplation of a proposed acquisition, none of the Company’s investment securities are equity securities and the Company’s primary objectives when investing corporate working capital were to preserve principal value and capital, meet the Company’s ongoing liquidity needs, avoid inappropriate concentrations of investments, and maximize return within acceptable levels of risk. The Company also notes that while it has not, to date, conducted a formal valuation of its intangible assets, it believes that its intangible assets, including its intellectual property and brand, have significant value and thus its investment securities (excluding government securities) are a meaningfully smaller percentage of its assets (excluding government securities and cash items) than as noted above. With respect to sources of income, since December 1, 2015, substantially all of the Company’s revenue and net income (loss) after taxes is produced from its operating activities. For the fiscal years ended December 31, 2022 and 2023, and for the three months ended March 31, 2024, the Company had revenue of $4.959 million, $3.106 million and $0.649 million, respectively. For the fiscal years ended December 31, 2022 and 2023, and for the three months ended March 31, 2024, the Company had a loss from operations of $4.546 million, $5.298 million and $0.864 million, respectively, or 90.6%, 113.6 % and 100.0%, respectively, of its net loss, while its income (loss) from investment securities (excluding government securities) was $(0.329) million , $0.059 million and $0.0 million, or 6.5%, -1.3% and 0.0% of its net loss on an absolute basis, respectively, over the same periods. As described in the above analysis, the Company is primarily engaged in the non-investment company business of development and operation of its online subscription platform. As a result, the Company is not an investment company under Section 3(a)(1)(A) of the 1940 Act and satisfies the standards for reliance on Section 3(b)(1).

3.

Please provide a comprehensive legal analysis regarding whether the Company (or any of its subsidiaries) currently meets the definition of an “investment company” under Section 3(a)(1)(C) of the 1940 Act or met such definition at any point during the most recent 12 fiscal quarters. Please include in your analysis all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

Response: As noted above, the Company is not an “investment company” under Section 3(a)(1)(C) of the Act because it qualifies under the exception provided under Section 3(b)(1) of the 1940 Act.

Status of Subsidiary under Section 3(a)(1)(C)

During the most recent 12 fiscal quarters (the “Relevant Period”), the Company through April 2024 and thereafter, through its operating wholly owned subsidiary, Blackbox.io Inc. (“Blackbox.io”), have been engaged in the business of developing and operating its online platform, related analytical tools and promotion of such platform to its subscribers. Blackbox.io does not and has not owned any investment securities and, accordingly, investment securities as a percentage of assets on an unconsolidated basis for Blackbox.io is 0%. As a result, Blackbox.io is not an investment company as defined in Section 3(a)(1)(C) of the 1940 Act.

Section 3(a)(1)(C) – the 40% Test

Section 3(a)(1)(C) of the 1940 Act defines an “investment company” as any company that is in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of its total assets (other than government securities and cash items) on an unconsolidated basis (known as the “40% Test”). As noted above, Blackbox.io does not and has not owned any investment securities. Therefore, in determining the Company’s total assets on an unconsolidated basis, the value of the Company’s investment in its subsidiary, Blackbox.io, is attributed to the Company’s total assets and are not considered to be investment securities.

As of the last day of each fiscal quarter in the Relevant Period, as determined on an unconsolidated basis, the Company’s investment securities as a percentage of total assets, excluding cash and government securities, consisted of the following:

	3/31/2024	12/31/2023	9/30/2023	6/30/2023	3/31/2023	12/31/2022
Total Investments	8,538,968	8,899,652	8,889,564	9,369,738	2,430,408	3,641,858
Less Cash Items and Government Securities	(114,968)	(472,697)	(463,288)	(272,564)	(249,818)	(425,578)
Less Investments in Direct Subsidiary	-	-	-	-	-	-
Total Investment Securities- Numerator	8,424,000	8,426,955	8,426,276	9,097,174	2,180,590	3,216,280
Total Assets (excluding Cash Items and Government Securities)—Denominator	8,920,887	9,355,443	9,117,248	9,922,127	2,944,543	3,910,203
Ratio	94.4%	90.1%	92.4%	91.7%	74.1%	82.3%
Investment in Evtec Group	8,424,000	8,424,000	8,424,000	8,424,000	-	-
Total Investments excluding Evtec Group	-	2,955	2,276	673,174	2,180,590	3,216,280
Ratio	0.0%	0.0%	0.0%	6.8%	74.1%	82.3%

	9/30/2022	6/30/2022	3/31/2022	12/31/2021	9/30/2021	6/30/2021
Total Investments	5,356,556	7,069,826	8,573,762	10,442,379	420,400	626,490
Less Cash Items and Government Securities	(643,528)	(335,106)	(651,518)	(2,426,497)	(42,400)	(626,490)
Less Investments in Direct Subsidiary	-	-	-	-	-	-
Total Investment Securities- Numerator	4,713,028	6,734,720	7,922,244	8,015,882	-	-
Total Assets (excluding Cash Items and Government Securities)—Denominator	5,313,392	7,312,115	8,470,610	8,723,617	1,035,470	622,755
Ratio	88.7%	92.1%	93.5%	91.9%	0.0%	0.0%
Investment in Evtec Group	-	-	-	-	-	-
Total Investments excluding Evtec Group	4,713,028	6,734,720	7,922,244	8,015,882	-	-
Ratio	88.7%	92.1%	93.5%	91.9%	0.0%	0.0%

Based on the calculations provided above, the Company’s total investment securities, as a percentage of total assets, excluding cash items and government securities, exceeded 40% in each quarter from December 2021 through March of 2024. In the quarters from June 2023 through March of 2024 this ratio is heavily skewed by the Company’s investment in Evtec Group of $8,424,000 which would otherwise be 0% in each of those quarters except June 2023 which the ratio was 6.8%. The Company’s need for liquid capital to fund its operations means that it, in part, makes investments in capital preservation investments (which generally provide for a marginally higher rate of return than cash and government securities, at an acceptable level of risk), and consequently the Company has not be able to pass the 40% Test at certain times during the Relevant Period without sacrificing its ability to manage its liquid assets in a prudent manner by investing in capital preservation investments.

Nevertheless, under Section 3(b)(1) of the 1940 Act, a company is not an investment company if it is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities. The Company is primarily engaged in a non-investment company business. We reach this conclusion based on the analysis of the Tonopah Factors, which the Commission and Staff use to determine whether a company is engaged in a non-investment company business. The Company directs the Staff to the analysis of the Tonopah Factors set forth under the heading in its response to comment 2.

4.

Please provide a comprehensive legal analysis regarding whether the Company (or any of its subsidiaries): (i) meets the definition of an “investment adviser” under Section 202(a)(11) of the Investment Advisers Act of 1940 (the “Advisers Act”); and (ii) is required to register with the Commission under the Advisers Act. If the Company (or any of its subsidiaries) takes the position that it may rely on an exemption from such registration, please provide a comprehensive legal analysis supporting the availability of such exemption.

Response: A firm that falls within the definition of “investment advisor” must register under the Investment Advisers Act of 1940 (the “Advisers Act”), subject to certain exceptions.17

17 See Advisers Act § 203(a).

Definition of “Investment Adviser” Analysis

Section 202(a)(11) of the Advisers Act defines “investment adviser” to mean “any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.”18 The Commission has stated that whether a person falls within the scope of this definition depends on whether such person satisfies three essential requirements: (i) engaged in the business of (ii) providing advice to others or issuing reports or analyses regarding securities (iii) for compensation.19 The Company has outlined below the reasoning for its good-faith belief that it does not fall within the definition of a “investment adviser,” and thus, is not required to register as such under the Advisers Act.

Engaged in the Business

An “investment adviser” must be engaged in the business of providing advice. Factors used to evaluate whether a person is engaged in the business of providing advice are: (i) whether the person holds himself out as an investment adviser; (ii) whether the person receives compensation that represents a clearly definable charge for providing investment advice; and (iii) the frequency and specificity of the investment advice provided.20 The Company has not, and does not, hold itself out as an investment adviser in any of its periodic filings with the Commission, its website, its social media platforms, or other publicly disseminated materials. In addition, the Company does not receive compensation that represents a clearly definable charge for providing investment advice, including commissions or advisory fees that are based on transactions cleared or assets managed. Rather, the Company receives set monthly or annual subscription fees from its subscribers who pay such fees in exchange for access to the Company’s software platform. The platform provides its users with stock and options trading analytics including real-time proprietary alerts, stock and options scanners, financial news, institutional grade charting, and other proprietary analytics as opposed to specific investment advice. The Company does not provide investment advice with any level of specificity. The Company is engaged in the business of financial technology which brings real-time market data to its subscribers. As such, the Company does not satisfy this element of the definition of “investment adviser.”

Advising Others about Securities

An “investment adviser” must provide advice to others or issue reports or analyses regarding securities. A person meets this element if he provides advice to others about specific securities, market trends, selection and retention of other advisers, advantages of investing in securities versus other types of investments, asset allocation, or provides selective lists of securities.21 The Company does not provide advice relating to market trends, investment advisers, other types of investments (e.g., commodities, bonds, etc.) or asset allocation. The Company also does not provide advice regarding investment in specific securities or selective lists of securities. To further clarify, however, the Company does provide historical and real-time financial information about specific securities and sorting features which provide lists of securities (e.g., a sorting feature that scans the entire market for the most volatile stocks). The Company believes that such information does not constitute advice and that the platform’s features are strictly informational in nature. As such, the Company does not satisfy this element of the definition of “investment adviser.”

Compensation

An “investment adviser” must receive compensation for their advice. The term “compensation” is broadly construed, and generally, the receipt of any economic benefit, whether in the form of an advisory fee, some other fee relating to the total services rendered, a commission, or some combination, satisfies this element.22 As stated above, the Company does not receive compensation that represents a clearly definable charge for providing investment advice, including commissions or advisory fees. Rather, the Company receives monthly or annual subscription fees from its users who pay such fees in exchange for access to the Company’s software platform. The Company concedes that such subscription fees are compensation for providing access to its platform; However, the Company does not believe that this element is satisfied since such “compensation” is not in exchange for advisory related services.

18 Advisers Act § 202(a)(11).
19 See SEC Release No. IA-1092, October 8, 1987; See also Robert E. Plaze, Regulation of Investment Advisers by the U.S. Securities and Exchange Commission (March 2013) at https://www.sec.gov/about/offices/oia/oia_investman/rplaze-042012.pdf.
20 Robert E. Plaze, Regulation of Investment Advisers by the U.S. Securities and Exchange Commission (March 2013) at https://www.sec.gov/about/offices/oia/oia_investman/rplaze-042012.pdf.
21 See Id.
22 See Id.

Based upon the foregoing analysis it is clear that the Company is not an “investment adviser” and therefore is not required to register as such under the Adviser Act.

Registration Exemption Analysis

Though the Company believes it does not meet the definition of an “investment adviser” under the Advisers Act, the Company also falls within the “publisher’s exclusion” from the definition of “investment adviser” under Section 202(a)(11)(D) of the Advisers Act (the “Publisher’s Exclusion”).23 The definition of “investment advisor” specifically excludes any “publisher of any bona fide newspaper, news magazine or business or financial publication of general and regular circulation,” otherwise known as the Publisher’s Exclusion. The Publisher’s Exclusion has three conditions that must be met such that a publication: (i) provides only impersonal advice, (ii) is “bona fide,” and (iii) is of general and regular circulation.24 The Company has outlined below the reasons it falls within the Publisher’s Exclusion which further supports its assertion that it is not required to register as such under the Advisers Act.

Impersonal Advice

Under the Publisher’s Exclusion, a person must offer only impersonal advice which is advice not tailored to the individual needs of a specific client, group of clients or portfolio.25 The Company’s platform and analytical features within its software platform are available to all of its subscribers and are not tailored to the individual needs of any one subscriber or group of subscribers.

“Bona Fide”

Under the Publisher’s Exclusion, a publication must be “bona fide,” containing disinterested commentary and analysis rather than promotional material disseminated by someone touting particular securities, advertised lists of stocks “sure to go up,” or information distributed as an incident to personalized investment services.26 The analytical tools available within the Company’s software platform, whether proprietary or licensed from third-parties, are designed to process objective financial data based on market activity and are not tailored to promote any particular security.

General and Regular Circulation

Under the Publisher’s Exclusion, the publication must be of general and regular circulation rather than issued from time to time in response to episodic market activity or events affecting the securities industry.27 The Company makes its analytical features available on a routine and ongoing basis to its subscribers. Content derived from such analytics is available solely on the software platform and is constantly updated in real-time regardless of episodic market activity.

Based upon the foregoing analysis, the Company clearly falls within the Publisher’s Exclusion which further supports its assertion that it is not required to register as such under the Advisers Act.

If you have any additional questions regarding the above, please contact me by phone at (214) 745-5394 or e-mail at jmcphaul@winstead.com.

Sincerely, /a/ Jeffrey M. McPhaul Jeffrey M. McPhaul

Cc:	Gust Kepler (President & Chief Executive Officer, Blackboxstocks Inc.)

Robert Winspear (Chief Financial Officer, Blackboxstocks Inc.)

23 Advisers Act § 202(a)(11)(D)
24 See Lowe v. S.E.C., 472 U.S. 181, 206 (1985); U.S. S.E.C. v. Agora, Inc., No. MJG-03-1042, 2007 WL 9725170 at *14 (D. Md. Aug. 3, 2007).
25 See Id.
26 See Id.
27 See Id.